

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2013

Allen Jacobi
President
Pyramid Entertainment, Inc.
11077 Biscayne Blvd., Suite 200
Miami, Florida 33161

> **Re:** **Pyramid Entertainment, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed August 5, 2013**
> **File No. 024-10352**

Dear Mr. Jacobi:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 12

1.   We note your added disclosure on page 12 indicating that you believe your relationship with Ingrooves Fontana "is longer than most such relationships in the recording industry today" and your 21% distribution fee is "a preferential rate." Highlight the bases for your beliefs.

Our Business, page 22

2.   We note the website for Pyramid Records. On the website and in your offering circular, you list many more artists who have signed to your label over the years (e.g. John Secada, Stephen Stills, etc.). Please clarify that after your contracts with these artists have expired you retain no rights to any percentage of the revenues from continuing sales of the albums.

3.   We note the recording artists that are currently under contract and those whom you aspire to sign are entitled to advances of $75,000 for a studio album. Clarify whether any advances have been paid by the Company to any of its artists under contract, and if not, whether the proceeds of this offering are necessary to make such payments to your artists under contract and with contracts pending.

4.   We note your disclosure in response to prior comment 8 from our letter dated June 4, 2013. Please clarify through additional disclosure whether your 10 master recordings have been your only source of revenue to date. If not, please discuss all the ways your company has generated revenues.

Item 5. Unregistered Securities Issued or Sold Within One Year, pg. 4 and Financial Statements and Supplementary Information, Note 5, Subsequent Events

5.   In connection with the 2,370,000 shares issued on May 6, 2013 to officers, directors, employees and consultants of your company, please tell us how (a) you intend to account for this transaction and (b) how the fair value for the services rendered will be determined.

Financial Statements and Supplementary Information, Years Ended December 31, 2012 and 2011

Notes to the Financial Statements

Note 2 – Intangible Assets, page 8

6.   Please tell us how you considered Staff Accounting Bulletin (SAB) Topic 5.G. in determining fair value should be used for purposes of recording the nonmonetary transfer (contribution of the master record catalogue) by Mr. Jacobi to Pyramid Entertainment on December 31, 2012.

Note 5 – Subsequent Events, page 9

7.   Please update your disclosure to the date of your amended filing. We note the Company issued 25,000 shares of common stock to an outside consultant on July 26, 2013, but the first paragraph of your disclosure indicates that subsequent events was only evaluated through May 6, 2013.

Exhibits

8.   Please file a legality opinion as exhibit 11.

9.   Please file any "test the water" materials used under authorization of Rule 254 or sales material required to be filed under Rule 256.

General

10.   Please provide interim unaudited financial statements for the period ended June 30, 2013 per the instructions to Form 1-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273, or Robert Littlepage, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Adviser, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gerald A. Adler, Esq.
        Mitul Patel, Esq.